Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-124713 of PartnerRe Ltd. on Form S-3 of our reports dated March 7, 2005 relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in method of accounting for mandatorily redeemable preferred securities and trust preferred securities) and financial statement schedules of PartnerRe Ltd. and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of PartnerRe Ltd. for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche
Hamilton, Bermuda
October 5, 2005